ANTHONY L.G., PLLC

laura aNTHONy, esq	www.ANTHONYPLLC.com
GEOFFREY ASHBURNE, ESQ*	WWW.SECURITIESLAWBLOG.COM
JOHN CACOMANOLIS, ESQ**	WWW.LAWCAST.COM
CHAD FRIEND, ESQ, LLM
SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:	DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM
MICHAEL R. GEROE, ESQ,
CIPP/US****
CRAIG D. LINDER, ESQ*****
PETER P. LINDLEY, ESQ, CPA, MBA
STUART REED, ESQ
MARC S. WOOLF, ESQ

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

September 16, 2020

VIA ELECTRONIC EDGAR FILING

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Worthy Community Bonds, Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed September 14, 2020
File No. 024-11279

Dear Sir or Madam:

On September 16, 2020, Worthy Community Bonds, Inc. (the “Company”) received an oral comment from Staff Attorney Sonia Bednarowski at the Securities and Exchange Commission requesting that the Company confirm that it will change the www.worthybonds.com website to clearly identify which bonds are being offered to investors.

Response: The Company confirms that it will change the www.worthybonds.com website to clearly identify which bonds are being offered to investors.

If the staff at the Securities and Exchange Commission has any further comment to the foregoing response, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Michael Henderson/ U.S. Securities and Exchange Commission
Hugh West /U.S. Securities and Exchange Commission
Sonia Bednarowski/U.S. Securities and Exchange Commission
Dietrich King/U.S. Securities and Exchange Commission
Sally Outlaw/Worthy Community Bonds, Inc.
Craig D. Linder, Esq./Anthony L.G., PLLC

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